No Act

PE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000330

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2012

Dear Ms. Weber:

This is in response to your letters dated December 28, 2012 and January 22, 2013 concerning the shareholder proposal submitted to Verizon by Legal & General Assurance (Pensions Management) Limited. We also have received a letter on the proponent's behalf dated January 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

February 14, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2012

The proposal requests that the board adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the company and who is "independent" of management.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 22, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Supplement to Letter Dated December 28, 2012 Related to the Shareholder Proposal of Legal & General Assurance (Pensions Management) Limited

Ladies and Gentlemen:

I refer to my letter dated December 28, 2012 (the "December 28 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Legal & General Assurance (Pension Management) Limited (the "Proponent"), may be properly omitted pursuant to Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated January 11, 2013 (the "Proponent's Letter"), submitted by the Proponent and supplements the December 28 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and by email to Proponent's counsel.

The Proponent's Letter fails to rebut Verizon's arguments that the Proposal may properly omitted from Verizon's 2013 proxy materials because it is impermissibly vague and indefinite.

The discussion in the Proponent's Letter of the Staff's decisions regarding several proposals last year requesting that the chairman of the board be an independent director as defined by the New York Stock Exchange listing standards is only relevant in that it underscores the centrality of a prescribed definition of "independence" to these types of proposals. Thus, if the prescribed definition contains ambiguities or uses terms that are subject to differing interpretations or references an external set of criteria without providing any further guidance, the Proposal is deemed to be false and misleading for purposes of Rule 14a-8(i)(3). The arguments set forth on pages 2 and 3 of the Proponent's Letter actually support, rather than rebut, Verizon's argument that the Proposal is impermissibly vague and indefinite, because the independence criteria prescribed by the Proposal are ambiguous and subject to differing interpretations.

The Proponent makes the unsupported claim that the breadth of a word cannot be "a basis for excluding language under the (i) (3) exclusion." Verizon respectfully disagrees. Unless a word or phrase that can be broadly interpreted is defined or qualified in some way, it is subject to multiple interpretations. In this case, in the absence of any definition or other qualification or guidance, the phrase "affiliated with" could refer to any number of different relationships – an employment relationship, an ownership relationship, a contractual relationship, a familial relationship or a relationship by shared association. The Proponent's Letter states, "Verizon fails to consider the most obvious interpretation: The Proposal would cover *any* affiliation with a Verizon advisor or consultant, or with a company or non-profit that receives a certain sum from Verizon or with a relationship with a Verizon affiliate." Just because the Proponent thinks it is obvious that the intended scope of the Proposal is to capture *all* of these relationships, it is not necessarily so. As a result, any action taken by Verizon upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

Consider, for example, the concept of affiliation by virtue of stock ownership. Verizon, in implementing the Proposal, could reasonably make the assumption that the standard is not intended to apply in the case where a director's affiliation with a company is solely by virtue of stock ownership. After all, the NYSE does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding. On the other hand, the Nasdaq independence standards would disqualify a director who is a controlling shareholder of an entity to which the company has made, or from which the company has received, certain sums. Thus, in applying the definition of "independence" prescribed by the Proposal, we are confronted with two different possible interpretations of the phrase "affiliated with," both of which are reasonable and legitimate but, when applied to the same facts, would lead to opposite findings. This demonstrates that, absent any further clarification or guidance, the use of the phrase, "affiliated with" is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Proponent's attempts to explain away the other ambiguities of the Proposal identified by Verizon are equally ineffective. The Proponent's Letter claims, "Verizon's objections relate to the scope and substance of the proposal, not to ambiguity." But if a prescribed qualification criterion has an undefined scope, isn't it by definition "ambiguous"? While a financial threshold or other guidance for determining the materiality of a relationship is not always necessary or appropriate, it does provide a consistent measure for application of the standard. For example, the Proposal would disqualify a director who, or whose family member, "was employed by or had a personal services contract with Verizon or its senior management" during the last three years. Absent a financial threshold or a clear definition of "senior management"[1] this criterion could be interpreted as disqualifying a director because his teenage daughter (family member) was employed as a babysitter (personal services contract) from time to time by the Vice President – Taxes (member of senior management). It is hard to imagine that this is the intent of the Proposal, but it is a possible interpretation. There are a number of ways to cure the defect of this provision, depending on the intended scope. Verizon limits the applicability of a similar standard to directors, not family members, and looks to their relationship with the Company, not its executive officers.[2] If the Proponent wanted to broaden the scope of the Verizon standard, as the Proponent's Letter suggests, the Proponent could have could extended its application to family members of the director and executive officers of the company (a more clearly defined group of senior managers) but established a financial threshold so that inconsequential relationships would not bar a finding of independence. The Proposal, however, contains none of these qualifications and, thus, by the sheer breadth of its scope, is subject to multiple, legitimate, but inconsistent readings.

The Proponent dismisses as irrelevant Verizon's argument that the Proposal is misleading to shareholders because it fails to provide any guidance as to how the prescribed independence standards are intended to operate in relation to Verizon's existing independence standards. Again, Verizon respectfully disagrees. The Proposal does not require Verizon to amend the standards contained in its Corporate Governance Guidelines for determining the independence of members of the Board. It only specifies the additional qualifications for an independent director to serve as Chairman. Shareholders voting on the Proposal may assume that the Board, in implementing the Proposal, would modify its existing independence criteria for service on the Board to include the additional criteria specified by the Proposal. However, the Board is not required by the policy to do so, because, as pointed out by the Proponent's letter, "the focus of the Proposal is not on the criteria that must be met in order for one to be deemed an independent *member* of the board. The focus more specifically is on

---

[1] Verizon' senior management could be interpreted as applying to the executive officers who are considered policy-makers or a significantly larger group of individuals who comprise the senior management leadership team.
[2] Verizon standard provides, "the Director is retained under a personal or professional services contract by Verizon."

what it takes for one to be deemed an independent *chairman* of the board." As a practical matter, if the independence criteria prescribed by the policy are not applied by the Corporate Governance & Policy Committee when evaluating the qualifications of candidates for election or re-relection to the Board, there is no guarantee that there will be an independent director who is qualified to serve as chairman under the policy. Indeed, the policy expressly provides that compliance may be excused if no independent director is available (i.e., qualified) and willing to be chairman. Since the Proposal does not require Verizon to modify its existing criteria for determining the independence of directors, the approach ultimately taken by Verizon upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

For the reasons set forth above and in the December 28 Letter, Verizon believes that the Proposal may properly be omitted from the 2013 proxy materials pursuant to Rule 14a-8(i)(3) and respectfully requests that the Staff concur with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Jeremy Smith, Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

11 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from Verizon Communications International (incoming letter dated 28 December 2012)

Dear Counsel:

I write on behalf of Legal & General Assurance (Pensions Management) Limited, which submitted the proposal at issue here (the "Proposal") in conjunction with its client, Hermes Equity Ownership Services. By letter dated 28 December 2012, Verizon Communications International ("Verizon" or the "Company") sought no-action relief as to this Proposal, which had been submitted for inclusion in the proxy materials to be distributed prior to Verizon's 2013 annual meeting. For the reasons stated below, we respectfully ask the Division to deny the requested relief.

The Proposal and Verizon's objections.

The Proposal raises a garden-variety governance issue, namely, a request that Verizon adopt a policy that, wherever possible, the chairman of the board shall be a director who has not previously served as an executive officer of the company and who was "independent" of management under certain criteria set forth in the resolution.

The Proposal is similar to dozens of proposals that have been filed and voted over the past decade at a variety of companies. There is investor support for this concept; Institutional Shareholder Services calculates that these proposals average a "yes" vote exceeding 30 percent in recent years. At some companies, shareholders have adopted this proposal (*e.g.*, Moody's, 53% favorable, Form 8-K (25 April 2011)).

Where this Proposal differs from others, however, is that prior proposals defined "independence" using a reference to the rules of the New York Stock Exchange ("NYSE") or another platform on which the company's stock traded. In several letters last year, the Division decided that reference to NYSE standards of independence – without explaining those standards – could render a proposal impermissibly vague and indefinite under Rule 14a-8(i)(3). *E.g., Cardinal Health, Inc.* (6 July 2012); *Wellpoint, Inc.* (24 February 2012). This outcome contrasts with the result as to similar proposals where no-action relief was denied. *E.g., Pepsico, Inc.* (2 February 2012); *Reliance Steel & Aluminum* (2 February 2012) (independent chair proposal cannot be excluded). To avoid the risk of exclusion, therefore, this Proposal avoids any reference to NYSE standards, although doing so opens the text of the Proposal to the sort of quibbling in which Verizon engages here.[1]

Be that as it may, we respectfully submit that Verizon has not sustained its burden of showing that this Proposal may be excluded from Verizon's proxy materials.

Discussion.

After lengthy citations to no-action decisions setting forth familiar standards, Verizon identifies (at p. 4) only three verbal formulations that it finds objectionable. However, as we discuss below, the objections are not really vagueness so much as they are the breadth of the words used. We take each point in turn.

1. Who or what is an "affiliate of Verizon," and what does it mean to be "affiliated with" a Verizon advisor or consultant or an entity that receives a certain amount of money from Verizon? Verizon suggests that the concept of an affiliation can have multiple meanings, *e.g.*, simply being employed by the company, having a position of influence at the company, having an ownership stake in the company or something else. In its quest to conjure up confusion out of clarity, Verizon fails to consider the most obvious interpretation: The Proposal would cover *any* affiliation with a Verizon advisor or consultant, or with a company or non-profit that receives a certain sum from Verizon, or with a relationship with a Verizon affiliate.

Verizon's objection is thus not to the clarity of the word "affiliate," but to its breadth – and that is not a basis for excluding language under the (i)(3) exclusion. Indeed, one has to wonder if Verizon truly believes that the unadorned use of the word "affiliate" is a breach of the securities laws, given that Verizon's Form 10-K

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[1] We respectfully suggest that the Division may wish to clarify the correct interpretation of these 2012 letters. In *Cardinal Health,* the company offered only one distinction between the proposal there and the ones in *PepsiCo* and *Reliance Steel,* namely, that the latter proposals imposed a condition beyond compliance with NYSE independence standards, namely, that an independent chairman not be a former executive officer of the company. It is not clear how the addition of an *another* criterion for independence on top of the criteria in the NYSE standards abates the perceived vagueness in citing simply NYSE standards.

uses "affiliates," "affiliation" and "affiliates" without ever defining the terms.[2] Similarly, the corporate governance rules in the NYSE Listed Company Manual (with which Verizon must comply) use "affiliate" or "affiliated" without a definition.[3]

2. What is meant by an "advisor or consultant" to Verizon (first bullet point of the "resolved" clause)? Verizon objects that there is no clear definition of either term, nor is there a financial threshold to determine the materiality of a relationship. Verizon's objections relate to the scope and substance of the proposal, not to ambiguity. Objections based on scope are more properly raised in an opposition statement. Here again, Verizon routinely uses the words "advisor" and "consultant" in its most recent proxy statement and Form 10-K, but without providing the definitions it claims are critically lacking here.

3. What is meant by a "business relationship with Verizon" (fourth bullet point of the "resolved" clause)? Does this mean a director's personal business relationship with Verizon? What if the director works for a company that uses Verizon to provide telecommunications services? This objection is a red herring because it rests on an incomplete citation of the pertinent language. The text in fact states that a director will not be considered independent if he or she "has a business relationship with Verizon worth at least $100,000 annually."

That is a significant limitation that undermines Verizon's rhetorical questions. It is unlikely that an individual director (even one with teenagers at home) will run up phone bills or FIOS bills over $100,000 annually. Moreover, the text is clear that $100,000 minimum applies to individuals, not to their employers. Thus, the first bullet point speaks of a director as one who (a) "was" personally or (b) "was affiliated with a company that was" a Verizon "advisor or consultant." This bullet point, by contrast, speaks only of individual directors, without regard to any affiliation that they may have with a corporate Verizon customer.

Finally, and more generally, Verizon complains (at pp. 4-5) that the Proposal

---

[2] See p. 10 ("neither Pearl Meyer & Partners nor its *affiliates* have performed any work for the Company or any Company affiliate since the date it was retained by the Committee in 2006"); p. A-4 ("Annually, each Director and Officer shall submit to Verizon the name and employment *affiliation* of his or her Immediate Family Members and the name of any Related Person's Firm with which any of them are *affiliated*."

[3] See Rule 303A.09 ("Similar concerns may be raised when the listed company makes substantial charitable contributions to organizations in which a director is *affiliated*, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director."); Rule 312.03(b)(2) (shareholder approval needed for issuing certain stock to a "subsidiary, *affiliate* or the other closely related person of a Related Party" (emphasis added).

would "differ in significant ways" from Verizon's current standards for determining director independence and that the Proposal offers no guidance as to how the Proposal should intersect with Verizon's existing corporate governance standards. The point is irrelevant. If the proponents were satisfied with Verizon's existing standards, they would never have offered this Proposal in the first place. Moreover, the focus of the Proposal is not on the criteria that must be met in order for one to be deemed an independent *member* of the board. The focus more specifically is on what it takes for one to be deemed an independent *chairman* of the board.

Conclusion.

For these reasons, we respectfully ask the Division to deny Verizon the requested no-action relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 28, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of Legal & General Assurance
(Pensions Management) Limited

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Legal & General Assurance (Pensions Management) Limited (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

The Proposal states,

RESOLVED: *The stockholders of Verizon Communications Inc. ("Verizon" or the "Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—*

-was, or was affiliated with, a company that was an advisor or consultant

to Verizon;

-was employed by or had a personal service contract(s) with Verizon or its senior management;

-was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Verizon;

-had a business relationship with Verizon worth at least $100,000 annually;

-has been employed by a public company at which an executive officer of Verizon serves as a director;

-had a relationship of the sorts described herein with any affiliate of Verizon; and

-was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example, *Berkshire Hathaway Inc.* (January 31, 2012)(proposal requesting a sign-off by means of an "electronic key" of "figures and policies that show a high risk condition for the company" failed to sufficiently explain the meaning of "electronic key" and "figures and policies" and as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what measures the proposal requires); *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); *Citigroup Inc.* (February 22, 2010) (proposal seeking to amend the bylaws to establish a board committee on "US Economic Security" which "shall review the degree to which the company's policies, beyond those required by law, are supportive of US economic security" failed to adequately define key terms that were subject to differing interpretations); *Exxon Mobil Corporation* (March 19, 2008) (proposal containing various provisions relating to oil royalties and requesting that the "Association of Oil Producing Countries" adopt the provisions failed to define critical terms and elements); *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); and *Wendy's International, Inc.* (February 24, 2006) (proposal requesting reports detailing the progress made toward "accelerating development" of controlled atmosphere killing was subject to various interpretations).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy...after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms and, as a result, the meaning and application of the prescribed independence standards, which are a central element of the Proposal, are subject to differing interpretations. The ambiguities presented by the Proposal include the following:

- What is the intended meaning of "affiliate" and "affiliated with"? The prescribed independence standards of the Proposal rely heavily on the concept of "affiliate," but fail to provide a definition of the term. As a result, it is impossible to determine with any certainty the types of relationships the standards address. What does it mean to be "affiliated with" a company? Does it mean to be simply employed by the company? Or employed in a capacity where one has a certain amount of influence? Does it mean one has an ownership stake in the company? If so, how much of a stake? Would the standard apply to an individual who has served as a spokesperson for the company? The application of the prescribed independence standards to individuals could vary significantly depending on how one interprets the concept of "affiliated with," and any action taken by Verizon upon implementation could be significantly different from the actions envisioned by shareholders voting on the Proposal.

- What is meant by "a company that was an advisor or consultant" to Verizon? Many different types of firms could be considered advisors or consultants, including law firms, accounting firms, investment banks, employee benefit specialists, IT specialists, public relations firms, advertising agencies, management consulting firms and real estate firms. Absent a clear definition of "advisor" or "consultant" and any financial threshold for determining the materiality of the relationship, it appears that this standard could be interpreted to disqualify just about any individual.

- What is the term "business relationship with Verizon" meant to cover? A director's personal business relationship with Verizon? Or any business relationship between the director's employer and Verizon? Would a director whose employer uses Verizon for telecommunications services be disqualified from serving as Chairman under this standard? Or would the director have to benefit in some way from his or her employer's business relationship? The application of this standard to individuals could vary significantly depending on how one interprets the concept of "business relationship," and any action taken by Verizon upon implementation could be significantly different from the actions envisioned by shareholders voting on the Proposal.

In addition to being vague and confusing, the prescribed independence standards differ in significant ways from the standards adopted by Verizon's Board of Directors for purposes of determining director independence. Verizon's standards, which are set forth in its Corporate Governance Guidelines, incorporate the standards prescribed by the exchanges on which Verizon's common stock is listed (the New York

Stock Exchange and the Nasdaq stock market) and specify additional standards to be considered by the Board in its evaluation of director independence. The Verizon independence standards are more precise in defining the employment and financial relationships that would disqualify an individual from being "independent." The Proposal does not provide any guidance as to how the prescribed independence standards are intended to operate in relation to Verizon's standards. As a result, neither the shareholders voting on the Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Verizon believes that the Proposal may be omitted in its entirety from its 2013 proxy materials under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
Cc: Jeremy Smith, Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock

Exhibit A


Legal &
General
INVESTMENT MANAGEMENT

Direct Tel +44 (0)20 3124 3124
Date 14th November 2012

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Ms. Mary Louise Weber
Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007 USA

Via courier and e-mail

Re: Shareholder proposal for 2013 annual meeting

Dear Ms. Weber:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Verizon Communications plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors.

We are working with our client, Hermes Equity Ownership Services, on this matter and would be very interested in having a dialogue with the Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Verizon common stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." and "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The stockholders of Verizon Communications Inc. ("Verizon" or the "Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

–was, or was affiliated with, a company that was an advisor or consultant to Verizon;

– was employed by or had a personal service contract(s) with Verizon or its senior management;

– was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Verizon;

– had a business relationship with Verizon worth at least $100,000 annually;

– has been employed by a public company at which an executive officer of Verizon serves as a director;

– had a relationship of the sorts described herein with any affiliate of Verizon; and

– was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's affairs. In our view, this oversight can be diminished when the CEO also serves as chairman.

Verizon has given both jobs to one individual for some time. We question whether this approach is in shareholders' best long-term interest. We believe that an independent chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent chairman can improve the oversight and accountability of management. We view the alternative of having a lead outside director, even one with a robust set of duties, as adequate, only in exceptional circumstances fully disclosed by the board

Several respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 Yale School of Management's Millstein Center issued a report, endorsed by a number of investors and directors, that recommended splitting the two positions as the default provision for U.S. companies.

We urge you to vote **FOR** this proposal.